20170015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2017

Wayne Wirtz
AT&T Inc.
wayne.wirtz@att.com

Re: AT&T Inc.
Incoming letter dated December 8, 2016

Dear Mr. Wirtz:

This is in response to your letter dated December 8, 2016 concerning the shareholder proposal submitted to AT&T by William Creighton. We also have received a letter on the proponent's behalf dated December 21, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Pat Miguel Tomaino
Zevin Asset Management, LLC
pat@zevin.com

January 4, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 8, 2016

The proposal asks the board to review and report on AT&T's progress toward providing internet service and products for low-income customers.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered by the company. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 21, 2016

Via E-Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T, Inc. December 8, 2016 Request to Exclude Shareholder Proposal Regarding Digital Equity Report

Ladies and gentlemen:

This letter is submitted on behalf of William Creighton by Zevin Asset Management, LLC as the designated representative in this matter (hereinafter referred to as "Proponent"), who is the beneficial owner of 625 shares of common stock of AT&T, Inc. (hereinafter referred to as "AT&T" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to AT&T, to respond to the letter dated December 8, 2016 sent to the Office of Chief Counsel by AT&T, in which it contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rule 14a-8(i)(7).

After reviewing the Company's letter and the relevant SEC rules as they apply to the Proposal, we have concluded that the Proposal must be included in AT&T's 2017 proxy statement, because the Proposal raises and focuses on a significant policy issue confronting the Company. (AT&T has not argued otherwise.) Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to AT&T's Associate General Counsel and Assistant Secretary, Wayne Wirtz via e-mail at ww0118@att.com.

I. The Proposal

The Proposal, the full text of which is attached as Attachment A, reads as follows:

> **Resolved:** Shareholders ask the Board to review and publicly report on (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) AT&T's progress toward providing Internet service and products for low-income customers.
>
> **Supporting Statement**: A report adequate for investors to assess AT&T's progress would consider: to what degree the Company has time-bound goals to enroll low-income broadband customers; participation in government subsidy programs aimed at potential customers; how many people currently participate in Access from AT&T and other low-income programs; and, how AT&T is reaching out to low-income communities where access is limited.

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

II. The Proposal is Focused on Digital Equity Not the Company's Ordinary Business Operations

This Proposal directly addresses AT&T's role in a significant policy issue, while avoiding micro-management or prying into day-to-day business operations. The significant policy issue at stake is that millions of low-income Americans are excluded from or underserved by high speed Internet infrastructure. The lack of *digital equity* in America is a situation of deep social concern that lies squarely within AT&T's social responsibility as one of the country's telecommunications giants.

In Section III below, we will substantiate that digital equity (and the lack thereof) is a significant policy issue which has been the subject of widespread public debate and examination, much of which has been aimed at AT&T.

At the outset, however, we must clarify that this Proposal does not intrude on AT&T's ordinary business operations. The Proposal seeks additional information about how the Company approaches a key area of its social risk and responsibility. Although it touches on elements of the Company's business, this does not make the Proposal automatically excludable on ordinary business grounds.

As the Staff has clearly indicated, a company may not exclude proposals merely because the proposals may relate to the "nitty-gritty of its core business." Indeed, "proposals focusing on a significant policy issue are not excludable under the ordinary business exception" because those proposals would necessarily "transcend a company's ordinary business operations" (Staff Legal Bulletin 14H (October 22, 2015) (internal citations omitted) ("SLB 14H").

Viewed from this perspective, the fact that the Proposal might in some sense *relate to* the Company's decisions regarding products and services, investments, technologies, customers, and regulators is not sufficient to exclude it. Rather, the Company must additionally show that the Proposal does not focus on a significant policy issue.

AT&T has chosen not to engage with the underlying concern of the Proposal (described further in Section III). In arguing for exclusion, the Company claims only that the Proposal "focuses on" elements of its business. But even a generous interpretation of AT&T's arguments does not show this. At most, the Company's letter indicates that the Proposal relates to the "nitty-gritty" of AT&T's business (as do all proposals concerning significant policy issues), which is not enough for exclusion:

- **The Proposal Does Not Focus on the Sale and Pricing of Particular Products and Services.** The Supporting Statement indicates that a report responsive to the Resolved Clause may consider "participation in government subsidy programs" and "how many people currently participate in Access from AT&T." However, these are suggestions for the Board to consider within its discretion as it implements the request of the Resolved Clause which is for "the Board to review and publicly report on…AT&T's progress toward providing Internet and products for low-income customers."

  The Proposal makes no prescription about how to manage these issues, what products to offer at what price, or which government programs to enter. Neither does the Proposal text remove from the Board's discretion the various issues and metrics that would make up the review and report requested. Product development and pricing remains, as always, a matter for management to evaluate and execute.

Rather than prescribe a course of management or a strategic direction, the Proposal merely seeks a satisfactory update on what the Company has already pronounced about its commitment to digital equity.

AT&T has admitted that extending access to broadband lies within its social responsibility. In describing its position on "Deployment to Rural and Underserved Areas" on its corporate responsibility website, the Company states: "By working with the Federal Communications Commission (FCC) and participating in the Connect America Fund Phase II (CAF II) program, we are seeking to accelerate expansion of Internet access and all of the educational, economic, healthcare and civic opportunities it enables into more unserved, rural areas."[1]

In the same document, AT&T goes on to describe its aims surrounding its low-cost internet program (presumably the "Access from AT&T" program that it launched as a condition of its merger with DIRECTV): "Use of the Internet can change people's lives. It makes it possible to apply for jobs online, connect with family and friends, access virtual library shelves, research health questions, finish school assignments, complete an online education—and a whole lot more. AT&T's new program will help qualifying households subscribe to low-cost wireline Internet service."[2]

The Proposal asks, simply and in broad terms, how the Company will accomplish such stated aims regarding digital equity. The question is relevant and pressing because potentially hundreds of thousands of people are left out of "Access from AT&T" (see Section III) and the Company's current disclosure is not sufficient to determine when this will be remedied.[3] However, the Proposal does not push the Company to change the "nature" or the price of specific products.

- **The Proposal Does Not Focus on the Deployment of Capital and Use of Technologies.** AT&T's use of capital and choice of technology both relate to the Proposal, but, as above, these issues are not the focus of the Proposal. Those issues, which shape the Company's broadband deployment, should rightly remain matters for management to assess and execute. As stated clearly in the Resolved Clause, the Proposal is only concerned with "*AT&T's progress* toward providing Internet service and products for low-income customers" [emphasis added]. As we noted above, this is a broad and important matter which the Company has already acknowledged is within its sphere of social responsibility. In the aforementioned corporate social responsibility disclosure ("Deployment to Rural and

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[1] http://about.att.com/content/csr/home/issue-brief-builder/people/deployment-to-rural-and-underserved-areas.html
[2] Ibid.
[3] As a point of comparison, **Comcast Corporation**, an AT&T peer company and a leading Internet Service Provider agreed to launch an Internet access program for low-income people as a condition of its 2011 merger with NBC Universal. Comcast says that over the last five years it has devoted considerable resources to its "Internet Essentials" program: "Working side-by-side with our schools, government, and non-profit partners, we have connected more than 750,000 families—over 3 million low-income Americans—to the power of the Internet (https://internetessentials.com/about). Comcast provides the public with annual reports regarding "Internet Essentials," including a recent extensive report on progress (http://www.connectionisessential.com; https://internetessentials.com/About/factsheets). Comcast's practice of supplying detailed, regular reporting on the digital equity issue is evidence that the Proposal would not present an undue burden for AT&T. Reporting would also enable shareholders to make informed comparisons and judgments regarding AT&T's approach.

Underserved Areas") the Company discusses certain efforts and investments underway.

The Proposal contends that, despite such disclosures, AT&T's current reporting is not adequate for investors to assess the broad matter of the Company's progress toward addressing the digital divide. Various reports about AT&T's performance on this issue (See Section III) simply do not match up with the Company's current disclosures and pronouncements. To the extent that the Proposal refers to specifics (like the reported exclusion of people from "Access from AT&T" and the Company's non-participation in the Lifeline broadband program), this is not to prescribe particular investments and technologies but rather to support the claim that investors have reason to believe that the Company is still not making sufficient progress toward its own goal of serving "underserved areas."

- **The Proposal Does Not Focus on the Company's Relationship with its Customers.** As above, the Proposal does not prescribe specific customer outreach or customer relations to the Company, nor does the Proposal suggest that a report must address specific customer relations matters. As the Company itself has acknowledged, the significant policy issue at stake in this Proposal (digital equity) certainly relates to AT&T's ability to extend broadband products to low-income and underserved potential customers. Rather than dictating a focus on specific customer groups, however, the Proposal simply highlights recent reports regarding customers and potential customers that indicate AT&T may not be meeting its own pronouncements on extending broadband to groups that the Company itself had identified and targeted for deployment.

- **The Proposal does not focus on Overseeing Legal Compliance.** Without belaboring the points raised above, we would re-emphasize that this Proposal is focused on information which would help investors assess how AT&T is meeting its own commitments regarding digital equity. Regulations and mandates of the Federal Communications Commission ("FCC") or other regulatory bodies are referenced only as indication that the Company is not meeting its own pronouncements in this area.

AT&T's December 8 letter does not demonstrate that the Proposal does anything more than relate to elements of the Company's business—which, of course, it must do because digital equity is one of the major social issues facing the telecommunications industry and digital exclusion affects so many of AT&T's potential customers.

The Proposal does not, as AT&T argues, focus on "the Company's decisions regarding products and services offered to customers," "deployment of capital and use of technologies, the Company's relationship with customers, and the Company's legal compliance programs." Instead, the Proposal focuses on seeking additional information on the broad matter of AT&T's progress on digital equity.

Specifics of AT&T's business are referenced as indications that investors have reason to believe that the Company's commitments and pronouncements in this area are not being met. Rather than being prescriptive, those references serve to explain investors' interest in this issue and animate the broad request of the Proposal. In light of this, the Company should not prevail in its argument that such references to the "nitty-gritty" necessarily mean that the Proposal invades its ordinary business operations.

Broadband access and the state of digital equity in America necessarily relate to certain elements of AT&T's business. If AT&T were to successfully exclude proposals on that basis alone, the Company would unjustly deprive shareholders of the chance to review a whole range of important matters even before a determination could be made as to whether they raise significant policy issues.

III. Digital Equity is a Significant Public Policy Issue

A shareholder proposal generally will not be excludable under Rule 14a-8(i)(7) when “a proposal’s underlying subject matter transcends the day-to-day business matters of the Company and raises policy issues so significant that it would be appropriate for a shareholder vote.” (Staff Legal Bulletin 14E (October 27, 2009)). According to the Staff, “the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue ‘transcend the day-to-day business matters’” (Staff Legal Bulletin 14A (July 12, 2002) (internal citation omitted)).

As noted above, proposals dealing with significant policy issues will not be excludable simply because they may relate to the “nitty-gritty of [the Company’s] core business.” Rather, proposals judged to focus on significant policy issues necessarily “transcend a company’s ordinary business operations and are not excludable under Rule 14a-8(i)(7)” (SLB 14H).

A. Prominence of Digital Equity as a Policy Issue

Digital equity is very clearly a significant policy issue. In our connected economy, high-speed, reliable access to the Internet is as important for Americans as access to healthcare, shelter and quality education.

Research shows that increased broadband Internet access improves the economy. The White House Council of Economic Advisers concluded in a 2015 report that broadband Internet access “provides numerous socio-economic benefits to communities and individuals, improving labor market outcomes for subscribers, increasing economic growth, providing access to better health care, and enhancing civic participation.”[4] By some estimates, broadband is considered responsible for 43 percent of all new jobs created by businesses since 2013.[5]

Indeed, economic opportunity in America rests on fair access to the modern, digital tools that make a better life. This is the essence of *digital equity*. As President Barack Obama noted in January 2015: “Today high speed broadband is not a luxury, it’s a necessity.”[6]

Yet, America is split by a stubborn and unfair digital divide. One in ten Americans—more than 34 million people—do not have high-speed Internet.[7] As early as 1999, Secretary of State Colin Powell called the disparity in access to the Internet “digital apartheid.”[8]

Prominent researchers and policymakers frequently examine digital equity and agree that the digital divide is a significant policy challenge. For example:

- The **White House Council of Economic Advisers** noted in 2015 that the benefits of America’s “technological revolution…have not been evenly distributed. Millions of

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[4] https://www.whitehouse.gov/sites/default/files/page/files/20160308_broadband_cea_issue_brief.pdf
[5] https://www.ny.gov/programs/broadband-all
[6] https://www.whitehouse.gov/sites/default/files/wh_digital_divide_issue_brief.pdf
[7] https://www.fcc.gov/reports-research/reports/broadband-progress-reports/2016-broadband-progress-report
[8] http://www.cbsnews.com/news/bridging-the-digital-divide-08-11-1999/

Americans still do not regularly use a computer, and research shows that there remain substantial disparities in both Internet use and the quality of access."[9]

- The **Federal Communications Commission** has called out the fact that while over 95 percent of households with incomes of $150,000 or more have broadband Internet access, only 48 percent of those making less than $25,000 have service at home.[10] Low-income consumers disproportionately use smartphones for Internet access – but of the low-income consumers who have subscribed to mobile broadband, 44 percent have had to cancel or suspend their service due to financial constraints.[11]

- The **Federal Communications Commission** noted in its "2016 Broadband Progress Report" that "many Americans still lack access to advanced, high-quality voice, data, graphics and video offerings" and "41 percent of Americans living on Tribal lands (1.6 million people)" lack broadband access (compared with 10 percent of the general U.S. population).[12]

- A 2016 **Pew Research** study concluded that Americans who lack access to high-speed Internet are more likely to be poor people, people of color, elders, or residents of rural communities.[13] A 2015 Pew study concluded that "some 5 million households with school-age children do not have high-speed internet service at home. Low-income households – and especially black and Hispanic ones – make up a disproportionate share of that 5 million."[14]

- **SHLB**, a prominent coalition of U.S. schools, libraries and health organizations, has written: "Our future could go in one of two directions: our society could be controlled by the digitally fortunate who have the technological know-how and high-capacity broadband access to master the information economy; or all Americans, enabled by high- capacity broadband access, could develop the Internet-based skills to launch their own businesses, conduct their own research, and follow their own path, competing, collaborating, and sharing information across all cultures and interest groups."[15]

- A December 2016 study by **Free Press**, a leading public interest advocate for media access, concludes that "[p]eople of color and people with lower incomes are far less likely to have internet access at home, even when we count either a fixed connection or a mobile wireless internet subscription in the household as "home" access."[16]

  The study finds that "[p]ublic policy intended to address the digital divide has largely failed to close the gap" due in part to a lack of competition and product choices in the market for

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[9] https://www.whitehouse.gov/sites/default/files/wh_digital_divide_issue_brief.pdf
[10] https://apps.fcc.gov/edocs_public/attachmatch/DOC-333992A1.pdf
[11] https://www.fcc.gov/news-events/blog/2016/03/08/broadband-lifeline-21st-century
[12] https://www.fcc.gov/reports-research/reports/broadband-progress-reports/2016-broadband-progress-report
[13] http://www.pewresearch.org/fact-tank/2016/09/07/some-americans-dont-use-the-internet-who-are-they/
[14] http://www.pewresearch.org/fact-tank/2015/04/20/the-numbers-behind-the-broadband-homework-gap/
[15] http://www.shlb.org/action-plan/papers/Connecting-Anchor-Institutions-A-Vision-of-our-Future/full/
[16] Indeed, "while 81 percent of Whites and 83 percent of Asians have home internet, only 70 percent of Hispanics, 68 percent of Blacks, 72 percent of American Indian/Alaska Natives, and 68 percent of Native Hawaiian/Pacific Islanders are connected at home." See: http://www.freepress.net/sites/default/files/resources/digital_denied_free_press_report_december_2016.pdf

home Internet services. According to Free Press, these "market failures combine with other structural factors to depress adoption in communities of color."[17]

The lack of digital equity in America has been the subject of frequent press reports. For example:

- In December 2016, following the presidential election, ***MIT Technology Review*** examined the digital equity issue and concluded: "If the next president intends to improve American infrastructure and expand economic opportunities, there's no better place to start than with the millions of people who still lack broadband access and computer skills."[18]

- In May 2016, ***The New York Times*** reported at length on FCC findings that four in 10 residents of Detroit lacked access to broadband. According to the newspaper, the digital divide deepens the city's unemployment crisis because people who lack broadband access are "unable to apply for jobs online, research new opportunities, connect with health insurance, get college financial aid or do homework."[19]

- In September 2015, ***The Verge*** reported on the Obama administration's efforts to overhaul federal agency policies with the aim of promoting broadband deployment across the U.S.[20]

- A May 2016 investigation by the ***Center for Public Integrity*** noted that "even though Internet access has improved in recent years, families in poor areas are almost five times more likely not to have access to high-speed broadband than the most affluent American households. That means no access to online jobs, and no access to health care advice, education, government services and banking — everything needed to be a full participant in today's society. This harsh reality has led to a new kind of segregation."[21]

- A May 2015 report on ***The Atlantic CityLab*** website highlighted regional disparities in access to broadband.[22]

- A February 2015 report on ***Afro.com*** argued that the "connectivity divide," which impacts "poor, rural and Black and Brown communities, who have zero or merely subpar access to the marvels of digital technology and the Internet…can create permanently marginalized individuals who lack the skills and tools to navigate successfully in an increasingly globalized, knowledge-based society."[23]

B. There is Widespread Public Debate on Digital Equity

(1) General debate

In addition to being frequently examined and featured by researchers and the media, digital equity is the subject of widespread and vigorous debate, some of which has involved the Company. For example:

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[17] http://www.freepress.net/sites/default/files/resources/digital_denied_free_press_report_december_2016.pdf
[18] https://www.technologyreview.com/s/603083/the-hole-in-the-digital-economy/
[19] http://www.nytimes.com/2016/05/23/technology/unemployed-detroit-residents-are-trapped-by-a-digital-divide.html?_r=0
[20] http://www.theverge.com/2015/9/21/9365327/broadband-opportunity-council-report-recommendations
[21] https://www.publicintegrity.org/2016/05/12/19659/rich-people-have-access-high-speed-internet-many-poor-people-still-dont
[22] http://www.citylab.com/work/2015/09/americas-digital-divide-has-decreased-but-not-nearly-enough/406885/
[23] http://www.afro.com/is-digital-redlining-causing-internet-caste-system/

- The FCC's **"2016 Broadband Progress Report"** concluded that broadband is not being deployed to all Americans in a reasonable and timely fashion pursuant to Section 706 of the Telecommunications Act of 1996.[24] According to the Center for Public Integrity, this opened the possibility that the FCC might pursue regulations to require telecommunications companies to expand access faster.[25]

- That "2016 Broadband Progress Report" and its conclusion that broadband is not being deployed in a "reasonable and timely manner" was the subject of significant controversy According to *The Motley Fool,* **the telecommunications industry blasted the report**. The National Cable & Telecommunications Association (which does not represent AT&T) said: "the conclusions of the FCC's 706 Report continue an alarming trend of ignoring objectivity and facts in order to serve political ends and maximize agency power." Major Internet providers like Comcast were particularly critical of the FCC's bid to raise the speed requirement for Internet service to be classified as "broadband."[26]

- **AT&T also criticized the "2016 Broadband Progress Report."** Senior Executive Vice President of Legislative Affairs Jim Cicconi stated that the FCC's bid to raise the speed threshold for service to be considered broadband was "intervening in obviously competitive markets."[27]

(2) Policymakers

As a further illustration of the widespread public debate on this issue, policymakers have frequently targeted America's digital divide as well as AT&T's role in digital equity. For example:

- In December 2016, the **U.S. House of Representatives** passed a bill that would require the FCC to take steps to increase broadband service for veterans, focusing on veterans living on low incomes or in rural areas. According to *The National Law Review*, this indicates that "the FCC will continue to focus on broadband deployment in underserved, rural areas at the direction of Congress during 2017."[28]

- During the December 7, 2016 **U.S. Senate hearing on AT&T's proposed acquisition of Time Warner Inc**, Senator Patrick Leahy, the Ranking Member of the Senate Judiciary Committee, said that the "impact of this transaction on competition, consumer choice, and privacy across the media, pay TV, wireless and broadband industries must be carefully analyzed." Senator Leahy also indicated that the proposed deal "raises serious questions" about how Americans will "preserve affordable access to a diversity of views and ideas."[29]

- *Morning Consult* reported in July 2016 that "Sens. Shelley Moore Capito (R-W.V.), Angus King (I-Maine), Amy Klobuchar (D-Minn.), Heidi Heitkamp (D-N.D.), and John Boozman (R-Ark.) formed the **Senate Broadband Caucus**…to 'focus on strengthening broadband

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[24] https://www.fcc.gov/reports-research/reports/broadband-progress-reports/2016-broadband-progress-report
[25] https://www.publicintegrity.org/2016/05/12/19659/rich-people-have-access-high-speed-internet-many-poor-people-still-dont
[26] http://www.fool.com/investing/general/2016/02/07/how-many-americans-dont-have-access-to-broadband-i.aspx
[27] http://fedscoop.com/fights-over-digital-divide-linger-in-wake-of-fcc-broadband-report
[28] http://www.natlawreview.com/article/telecom-alert-december-12-fcc-biennial-review-house-passes-broadband-bills-petition
[29] https://www.judiciary.senate.gov/imo/media/doc/120716LeahyStatement.pdf

infrastructure and deployment across the country.'"[30]

- In February 2016, Todd Gardenhire, a **Republican State Senator in Tennessee**, called AT&T "the villain" for its opposition to municipal broadband projects in that state.[31]

(3) Further debate over AT&T's own activity

AT&T's own experience with respect to providing broadband for low-income, rural and otherwise underserved Americans is also the subject of widespread debate.

One prominent example is AT&T's **failure to deliver broadband Internet service to low-income people in Cleveland**, a situation which is referenced in the Proposal to illustrate investors' belief that the Company is failing to live up to its own pronouncements on digital equity. The woeful state of broadband access in Cleveland has attracted considerable media attention as well as scrutiny from independent federal regulators.

- As recently as December 8, 2016, the Federal Reserve Bank of Cleveland issued a detailed report regarding the economic importance of broadband Internet in its District, which comprises all of Ohio, western Pennsylvania, eastern Kentucky, and the northern panhandle of West Virginia.

- The Federal Reserve Bank report concluded: "While our analysis clearly shows there is limited broadband access in rural parts of the Fourth District, it shows that urban low- and moderate-income (LMI) areas also have limited access."[32] The Federal Reserve Bank continued:

> *Broadband internet service is now considered by many to be a new form of infrastructure. A 2015 White House report noted that "broadband has steadily shifted from an optional amenity to a core utility for households, businesses and community institutions. Today, broadband is taking its place alongside water, sewer and electricity as essential infrastructure for communities." As such, important aspects of daily life depend on the availability of broadband service, including education and access to employment opportunities and financial services.*
>
> *Federal regulators confirmed the importance of broadband access to rural communities in their recently updated guidance for the Community Reinvestment Act (CRA). Released in the summer of 2016, the document noted that "an activity related to a new or rehabilitated communications infrastructure, such as broadband internet service, is important in helping to revitalize or stabilize underserved nonmetropolitan middle-income geographies." The document also describes how investing in communications infrastructure is consistent with the CRA regulatory definitions of community development because it "helps to meet essential community needs."*[33]

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[30] https://morningconsult.com/alert/bipartisan-group-form-senate-broadband-caucus/
[31] http://www.timesfreepress.com/news/local/story/2016/feb/03/tennessee-supporters-rural-broadband-rally-state-capitol-demand-legislative-action/348317/
[32] https://www.clevelandfed.org/newsroom-and-events/publications/a-look-behind-the-numbers/albtn-20161208-broadband-and-high-speed-internet-access.aspx?utm_campaign=Newsletters&utm_source=sendgrid&utm_medium=email

[33] Ibid.

AT&T's experience with **"Access from AT&T"**—the low-cost broadband program that it launched as a condition of its merger with DIRECTV—further indicates that the Company's engagement with the issue of digital equity has been subject to heated and widespread public debate. For example:

- When AT&T confirmed that its low-income "Access from AT&T" service would not be made available to potential customers with connections slower than 3Mbps, ***Ars Technica*** reported that AT&T had "found a way around" its FCC-imposed obligation to "offer internet service for either $5 or $10 a month to people with low incomes." The report in *Ars Technica* further explained that "if you live in a place where AT&T's maximum download speeds are less than a paltry 3Mbps, you can't get the discount from the new 'Access from AT&T' program."[34]

- The **National Digital Inclusion Alliance** (NDIA) said regarding "Access From AT&T": "If the fastest speed available at a particular address is less than 3 Mbps, an otherwise eligible SNAP recipient at that address can't sign up for Access – though they can pay full price for lower speeds." The NDIA went on to note that the exclusion affected tens of thousands of people, concentrated in "mostly inner-city neighborhoods with many low income households," including "about 21% of all Census blocks in the cities of Cleveland and Detroit."[35]

- A December 14, 2016 report in ***Truthout*** editorialized that "AT&T is a prime offender" failing to serve poor urban and rural areas, claiming that the Company "forced qualified low-cost broadband recipients to pay full price when their neighborhoods couldn't reach the threshold speed of 3 megabits per second."[36]

- On December 16, 2016, ***MIT Technology Review*** reported on the lack of broadband internet access in poor areas of America's cities, noting that Cleveland has "only two companies providing service—Time Warner Cable and AT&T—and the latter doesn't compete very strongly. AT&T doesn't offer most of the city anything close to what the FCC considers broadband, and some streets can still only get dial-up service from the Company."[37]

- In a September 14, 2016 report in ***The Daily Dot***, AT&T claimed that it was "currently working to expand the eligibility process of 'Access from AT&T' to the 2 percent of our home internet customers unable to receive internet speed tiers of 3Mbps and above." Following public and media pressure, in November 2016 the Company published on its web site a statement that said "Access from AT&T" would be available to customers who have access only to these lower speed tiers of service. However, the company has not disclosed a time-bound plan for implementation, and it is not clear how potential "Access from AT&T" customers—who do not currently have Internet access—would be aware of the Company's web site announcement.[38]

---

[34] http://arstechnica.com/information-technology/2016/09/att-refuses-to-offer-low-income-discounts-for-sub-3mbps-internet/
[35] http://www.digitalinclusionalliance.org/blog/2016/9/5/access-from-att-problem
[36] http://www.truth-out.org/news/item/38721-digital-redlining-how-internet-service-providers-promote-poverty
[37] https://www.technologyreview.com/s/603083/the-hole-in-the-digital-economy/
[38] https://www.att.com/shop/internet/access/#/

AT&T's experience with the FCC's **Lifeline program**—which would subsidize Internet service for low-income households—also indicates that the Company's engagement with the issue of digital equity has been subject to heated and widespread public debate. For example:

- In June 2015, AT&T Executive Vice President Jim Cicconi, writing on the Company's policy blog[39], offered a lengthy analysis regarding AT&T's ongoing role in policy discussions regarding the Lifeline broadband program:

  AT&T believes that the government, not carriers, should be responsible for determining Lifeline eligibility and enrollment. This is the way most federal benefit programs work, and there's no good reason for handling Lifeline in a radically different way. Many of the problems associated with Lifeline are rooted in this flawed approach. Administrative burdens on carriers today are huge, and innocent mistakes can lead to disproportionate punishment—which in turn discourages carrier participation. And the potential for fraud by less reputable players is very real. Moreover, consumers are saddled with difficult burdens if they simply want to change carriers. Government itself should determine eligibility, and can provide the benefit through a debit card approach much like food stamps. Consumers could then use the benefit for the service of their choice.

  Second, we believe the Lifeline program could, and should, support broadband service. We ought to trust eligible consumers to choose which benefit, voice, data, or a combination of both, best meets their needs…

  These ideas are just a start, and I want to commend [FCC] Commissioner Clyburn, in particular, for her leadership on this issue. [FCC] Chairman Wheeler has now invited a more public discussion *on Lifeline reform, and* ***<u>we look forward to participating with a view toward fixing the program and modernizing it for the 21st Century. It's a worthwhile task</u>.***
  [Emphasis added]

- AT&T's November 2016 decision to opt out of the Lifeline broadband program—after the Company had been initially supportive—was **criticized by public interest groups** including the National Hispanic Media Coalition, the Greenlining Institute, United Church of Christ, the National Consumer Law Center, and the Benton Foundation.[40]

- On December 1, 2016, ***Fortune*** reported that the decision of telecommunications companies including AT&T not to participate in the Lifeline broadband program would mean that the subsidy would not be available for those who need it until 2019.[41]

- In March 2016, ***Colorlines*** reported on the FCC's decision to extend Lifeline's original phone subsidy program to include broadband Internet access. The article mentioned that telecommunications companies like AT&T had mounted "resistance" to the FCC's proposal.[42]

- On December 14, 2016, the ***Center for Investigative Reporting*** published an article on the challenges that low-income students face using school-issued technology (like iPads) at

[39] https://www.attpublicpolicy.com/fcc/a-21st-century-safety-net/
[40] http://www.nhmc.org/public-interest-groups-slam-atts-refusal-serve-low-income-americans-lifeline-program/
[41] http://fortune.com/2016/12/01/fcc-att-verizon-lifeline-broadband/
[42] https://www.colorlines.com/articles/fcc-vote-will-bring-broadband-more-low-income-families

home due to a lack of access to broadband. According to the report, resistance among telecommunications companies, including AT&T, to participate in the Lifeline program will make it harder for low-income students to use technology at home and keep pace with more affluent classmates who have broadband.[43]

- In a blog post on November 23, 2016, AT&T Senior Vice President Joan Marsh claimed that **AT&T's decision regarding the Lifeline broadband program** was driven by the FCC's intention to overhaul the process for determining eligibility for the program. Ms. Marsh claimed that the "Access from AT&T" service (which, as we have noted above, excludes potential customers) further justified AT&T's decision on Lifeline: "it makes little sense to spend resources on implementation of soon-to-be-replaced administrative rules for a new service when we are already offering low-income consumers a better deal through our Access from AT&T program."[44]

Digital equity and AT&T's role in that issue are subject to continuing and vigorous debate, which has played out in the media, legislatures, regulatory forums, and civil society. The Proposal asking for a report on digital equity therefore raises a significant policy issue which is subject to widespread public debate and beyond the day-to-day affairs of the Company.

IV. Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request.

As demonstrated in Section II, the Proposal's request for a review and report on digital equity does not invade the Company's ordinary business operations merely because it may touch on elements of the Company's business. Rather, the Company must show that the Proposal does not address a significant policy issue.

As demonstrated in Section III, the Proposal raises and focuses on a significant policy issue—digital equity—which has been the subject of widespread public debate. For these reasons, the Proposal is not excludable under Rule 14a-8.

Thank you for your consideration. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance. Please contact me at (617) 742-6666 or pat@zevin.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

[43] https://www.revealnews.org/article/school-issued-ipads-no-internet-at-home-new-barrier-to-progress/
[44] https://www.attpublicpolicy.com/universal-service/making-access-to-broadbanda-reality-for-low-income-americans/

Attachment A

Digital Equity

Whereas: Internet access is essential for full participation in America's economy and democracy. McKinsey reports that the Internet is a "net job creator".

Yet today, 34 million Americans do not have fixed high-speed Internet. Those left out are more likely to be communities of color, poor people, elders or rural residents. Studies show that the biggest reason these Americans don't have broadband is cost.

AT&T's role in providing low-income communities with affordable broadband receives considerable public attention. There is concern, however, that AT&T is failing to live up to its commitments in this regard, exposing the Company to significant legal, financial and reputational risk.

The Federal Communications Commission concluded in 2016 that "broadband is not being deployed to all Americans in a reasonable and timely fashion." The Center for Public Integrity reported that the findings raise "the possibility the [FCC] may impose regulations to require providers to upgrade and expand their networks faster."

As a condition of AT&T's merger with DIRECTV, the FCC mandated that AT&T offer an affordable access program for low-income consumers. That program, "Access from AT&T," launched in April 2016.

However, hundreds of thousands of AT&T customers may not qualify for "Access from AT&T" because service in their neighborhoods is so slow that they fall outside merger conditions. The National Digital Inclusion Alliance cites FCC data showing "a high concentration" of those households lie in low-income areas of Detroit, Cleveland and other cities.

Telecommunications advocate Harold Feld has written that unequal service quality in low-income areas is an example of "the return of redlining on a massive scale." "This is a civil rights issue," said Bill Callahan, director of non-profit organization Connect Your Community.

AT&T has stated it is "working to expand the eligibility process of Access from AT&T." However, the Company has not disclosed a plan.

Also, AT&T has not committed to make the federal Lifeline Broadband program available in all service areas; Lifeline Broadband authorizes a subsidy to help low-income households pay for cellular data and home Internet.

Peer company Comcast offers "Internet Essentials," which serves more than 750,000 low-income families.

As AT&T considers new acquisitions, the Company's reputation for delivering on commitments will be weighed by regulators and the public. Investors question AT&T's commitment to serving low-income communities and realizing the accompanying business opportunities.

Resolved: Shareholders ask the Board to review and publicly report on (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) AT&T's progress toward providing Internet service and products for low-income customers.

Supporting Statement: A report adequate for investors to assess AT&T's progress would consider: to what degree the Company has time-bound goals to enroll low-income broadband customers; participation in government subsidy programs aimed at potential customers; how many people currently participate in Access from AT&T and other low-income programs; and, how AT&T is reaching out to low-income communities where access is limited.

AT&T

Wayne Wirtz
Vice President, Associate
General Counsel, and
Assistant Secretary

AT&T Inc.
One AT&T Plaza
208 S. Akard Street
Dallas, TX 75202

T: 214.757.3344
F: 214.746.2273
wayne.wirtz@att.com

1934 Act/Rule 14a-8

December 8, 2016

By email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F St., NE
Washington, DC 20549

Re: 2017 AT&T Inc. Annual Meeting of Shareholders
Notice of Intent to Omit Shareholder Proposal of
Zevin Asset Management, LLC on behalf of William
Creighton Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Exchange Act Rule 14a-8(j), AT&T Inc., a Delaware corporation ("AT&T" or the "Company"), hereby notifies the Division of Corporation Finance of AT&T's intention to exclude a shareholder proposal (the "Proposal") submitted by Zevin Asset Management, LLC on behalf of William Creighton (the "Proponent") from AT&T's proxy materials for its Annual Meeting of Shareholders (the "2017 Proxy Materials"), for the reasons stated below.

This letter, together with the Proposal and the related correspondence, are being submitted to the Staff via email in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponent advising it of AT&T's intention to omit the Proposal from its 2017 Proxy Materials. We respectfully remind the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal presents the following resolution:

Resolved: Shareholders ask the Board to review and publicly report on (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) AT&T's progress toward providing Internet service and products for low-income customers.

Supporting Statement: A report adequate for investors to assess AT&T's progress would consider: to what degree the Company has time-bound goals to enroll low-income broadband customers; participation in government subsidy programs aimed at potential customers; how many people currently participate in Access from AT&T and other low-income programs; and, how AT&T is reaching out to low-income communities where access is limited."

A copy of the full Proposal, including the preamble, and related correspondence with the Proponent is attached to this letter as Exhibit A.

ARGUMENT

The Company believes that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

The Proposal Relates to Ordinary Business Matters and Therefore May Be Excluded From the 2017 Proxy Materials Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[1] Two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3]

In applying Rule 14a-8(i)(7) to proposals requesting companies to prepare reports on specific aspects of their business, the Staff has determined that it will consider whether the subject matter of the report involves a matter of ordinary business. If it does, the proposal can be excluded even if it requests only the preparation of the report and not the taking of any action with respect to such ordinary business matter.[4]

Although the Proposal's underlying concerns are important to the Company and its management, in the context of Rule 14a-8, the Proposal focuses on the Company's decisions regarding products and services offered to customers as well as its deployment of capital and use of technologies, the Company's relationship with customers, and the Company's legal

---

[1] Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[2] *Id.*

[3] *Id.*

[4] Release No. 34-20091 (Aug. 16, 1983).

compliance programs, each of which are matters of ordinary business operations. As such, these concerns are of the very type contemplated by the Commission as better resolved by management than by shareholders at an annual meeting.

Decisions Regarding the Sale and Pricing of Particular Products and Services are Management Functions.

The Proposal requests that the board of directors issue a report on "AT&T's progress toward providing Internet service and products for low-income customers." The Proponent's supporting statement asks that the requested report address "participation in government subsidy programs aimed at potential customers" and "how many people currently participate in Access from AT&T." Determining whether to participate in government subsidy programs to encourage broadband adoption by low income customers requires a detailed, factual analysis of the burdens and costs of complying with program requirements, projected subscription rates, the potential/likely impact on sales of other services, and responses by actual and potential competitors, among other things. Evaluating and weighing such myriad, competing considerations necessarily is a complex process that requires the deliberation and expertise of company management. In addition, in making these determinations, AT&T must take into account the rapidly evolving technologies and services that affect how telecommunications providers deliver increased bandwidth to fixed and mobile locations. Injecting shareholders into this process not only is impractical, but also would hinder management's ability to compete effectively and efficiently in this rapidly evolving marketplace. For these reasons, the Staff has consistently permitted the exclusion of proposals that concern the nature and sale of products and services.[5] Similarly, the Staff has made clear that proposals concerning pricing policies are generally excludable because "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis."[6]

The Proposal plainly deals with management determinations regarding broadband access,

---

[5] *See, e.g.*, *Papa John's International, Inc.* (Feb. 13, 2015) (concurring in the exclusion of a proposal requesting the company to expand its menu offerings to include vegan cheeses and vegan meats in order to advance animal welfare, reduce the company's ecological footprint, expand healthier options, and meet growing demand for plant-based foods, noting in particular that "the proposal relates to the products offered for sale by the company and does not focus on a significant policy issue"); *Dominion Resources, Inc.* (Feb. 19, 2014) (concurring in the exclusion of a proposal requesting the company to develop and provide information concerning renewable energy generation services, noting in particular that "the proposal relates to the products and services that the company offers[, which] are generally excludable under Rule 14a-8(i)(7)"); *Wells Fargo & Co.* (Jan. 28, 2013, recon. denied Mar. 4, 2013) (concurring in the exclusion of a proposal requesting that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of its direct deposit advance lending service, noting in particular that "the proposal relate[d] to the products and services offered for sale by the company" and that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Marriott International, Inc.* (Feb. 13, 2004) (concurring in the exclusion of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming excludable as relating to the sale and display of a particular product and the nature, content and presentation of that product).

[6] *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (concurring in the exclusion of a proposal asking the company for a report on, among other things, inequitable rent increases on fixed-income homeowners, noting that the proposal related to pricing policies).

which is one of the largest categories of products and services offered by the Company (since 2011, AT&T has invested more than $140 billion in its wired and wireless networks). At a minimum, the Proposal would implicate the potential expansion of service offerings to include those meeting the requirements of new government subsidy programs, the extent to which the Company should alter existing product and service offerings, such as "Access from AT&T," changes to the Company's existing program through which it offers low-cost wireline Internet service to qualifying low-income households, and the prices at which AT&T offers existing, modified or new products and services. As the Staff has articulated numerous times, it is fundamental to the role of management to make decisions regarding the nature of the products and services provided by the Company, how and when the nature of the Company's products and services should change, and how the Company's products and services are priced. The Proposal directly and inescapably strikes at these core management functions. Accordingly, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) on this basis.

Decisions Regarding the Deployment of Capital and Use of Technologies are Management Functions.

The Proposal not only relates to the Company's product and service offerings but also the Company's decisions regarding the deployment of capital and choice of technologies. The Staff has consistently permitted the exclusion of proposals that concern decisions regarding the deployment of capital.[7] The Staff has also consistently recognized that a company's choice of technologies is a management function.[8] Contrary to the Proponent's implications, AT&T does not target broadband deployment based on average household income in particular communities. Rather, deployment decisions depend on many factors, including existing infrastructure, population density, and emerging technologies. By requesting a report on the Company's progress toward providing broadband access to low-income households, the Proposal concerns decisions regarding the Company's deployment of capital and choice of technologies. As such, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) on this basis.

---

[7] *See, e.g.*, *Fauquier Bankshares, Inc.* (Mar. 19, 2013) (concurring in the exclusion of a proposal related to the location of the company's new branch offices under Rule 14a-8(i)(7), noting that the proposal related to the company's "ordinary business operations"); *Minnesota Corn Processors, LLC* (April 3, 2002) (concurring in the exclusion of a proposal related to building a new corn processing plant); *The Allstate Corporation* (Feb. 19, 2002 (concurring in the exclusion of a proposal requiring the company to cease operations in a particular state).

[8] *See*, *e.g.*, *First Energy Corp.* (Mar. 8, 2013) (concurring with the exclusion of a proposal calling for the diversification of the company's energy sources to include increased energy efficiency and renewable energy resources, noting that "proposals that concern a company's choice of technologies for use in its operations are generally excludable under Rule 14a-8(i)(7)"); *AT&T Inc.* (Feb 13, 2012) (concurring with the exclusion of a proposal requesting a report disclosing the actions the company was taking to address inefficient consumption of electricity by its products).

Decisions Regarding a Company's Relationship with its Customers are Management Functions.

The Staff has also recognized that proposals pertaining to customer relationship practices are excludable under Rule 14a-8(i)(7).[9] The Proposal seeks details regarding AT&T's plans for expanding customer eligibility for its "Access from AT&T" program, its goals for enrolling new low-income broadband customers, its "participation in government subsidy programs aimed at *potential customers*" and "how AT&T is *reaching out* to low-income communities where access is limited" (emphasis added). The Proposal therefore would inquire into, and thus interfere with, the Company's customer relations practices, including the Company's efforts to engage both potential and current customers. Because these functions are fundamental to management's ability to run the Company on a day-to-day basis, placing them under direct shareholder oversight would contradict longstanding Staff precedent. This similarly supports the conclusion that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Overseeing Legal Compliance is a Management Function.

The Proposal can also be properly excluded under Rule 14a-8(i)(7) because it relates to the Company's conduct of its legal compliance program. The Staff has consistently recognized a company's compliance with law is a matter of ordinary business, and that proposals relating to a company's legal compliance program infringe management's core function of overseeing business practices.[10]

---

[9] *See, e.g., PG&E Corporation* (Mar. 7, 2016) (concurring in the exclusion of a proposal requesting the company to adopt a policy prohibiting discrimination against or for any person in customer relations, noting that the proposal related to the company's ordinary business); *Ford Motor Company.* (Feb. 13, 2013) (concurring in the exclusion of a proposal requesting a review of dealerships with poor customer service, noting that "[p]roposals concerning customer relations are generally excludable under rule 14a-8(i)(7)"); *Coca-Cola Co.* (Feb. 17, 2010) (concurring in the exclusion of a proposal recommending that the company issue a report "discussing policy options to respond to the public concerns . . . regarding bottled water, including . . . the options of providing additional information to consumers, noting that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)"); *McDonald's Corp.* (Mar. 19, 1990) (concurring in the exclusion of a proposal recommending that the company adopt policies governing, among other issues, the company's interactions with its customers and noting that the proposal concerned "the [c]ompany's customer and business policies," which "involve decisions dealing with the [c]ompany's business operations").

[10] *See, e.g., Navient Corporation* (Mar. 26, 2015) (concurring in the exclusion of a proposal seeking a report discussing compliance with law in connection with loan servicing operations, noting that proposals "that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); *Sprint Nextel Corporation* (Mar. 16, 2010) (concurring in the exclusion of a proposal requesting information on the adoption of an ethics code applicable to ethical conduct and securities law compliance, noting that proposals "that concern adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under rule 14a-8(i)(7)"); *The AES Corp.* (Jan. 9, 2007) (concurring in the exclusion of a proposal seeking the creation of a board oversight committee to monitor company compliance with federal, state and local laws, noting that the proposal related to "ordinary business operations (i.e., general conduct of a legal compliance program)"); *Halliburton Company* (Mar. 10, 2006) (proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations could be excluded as relating to the ordinary business of conducting a legal compliance program).

Compliance with law is so fundamental to management's ability to run a company that it could not, as a practical matter, be subject to direct shareholder oversight. That is particularly so for companies like AT&T that operate in regulated industries in which the understanding of and compliance with applicable national and municipal regulations is critical to their ability to provide products and services. Because the Proposal relates to the Company's compliance with regulations, or potential regulations, by the Federal Communications Commission ("FCC"), the operation of the "Access from AT&T" program pursuant to FCC mandates, and AT&T's participation in or compliance with any government-subsidized programs providing telecommunications services, the proposal addresses matters that fall squarely within the confines of the Company's ordinary business. As such, the Proposal also may be excluded pursuant to Rule 14a-8(i)(7) on this basis.

CONCLUSION

Based on the foregoing analysis, we respectfully request the Staff concur that it will take no action if Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Sincerely,

Wayne Wirtz

cc: Pat Miguel Tomaino, Zevin Asset Management, LLC

Exhibit A

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 7, 2016

VIA OVERNIGHT MAIL

Stacey Maris
Senior Vice President and Secretary
AT&T, Inc.
208 S. Akard Street
Suite 3241
Dallas, Texas 75202

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. Maris:

Enclosed please find our letter filing the digital equity proposal to be included in the proxy statement of AT&T, Inc. ("AT&T" or the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about the Company's approach to risks and opportunities associated with America's stubborn "digital divide." Therefore, we are filing this proposal asking for a report on progress toward providing Internet service and products for low-income customers.

We are filing on behalf of one of our clients, William Creighton (the Proponent), who has continuously held, for at least one year of the date hereof, 625 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders.

Zevin Asset Management, LLC is the lead filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules. We will be joined by other co-filers.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management. Please confirm receipt of this proposal to me at 617-742-6666 or via email at pat@zevin.com.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

Digital Equity

Whereas: Internet access is essential for full participation in America's economy and democracy. McKinsey reports that the Internet is a "net job creator".

Yet today, 34 million Americans do not have fixed high-speed Internet. Those left out are more likely to be communities of color, poor people, elders or rural residents. Studies show that the biggest reason these Americans don't have broadband is cost.

AT&T's role in providing low-income communities with affordable broadband receives considerable public attention. There is concern, however, that AT&T is failing to live up to its commitments in this regard, exposing the Company to significant legal, financial and reputational risk.

The Federal Communications Commission concluded in 2016 that "broadband is not being deployed to all Americans in a reasonable and timely fashion." The Center for Public Integrity reported that the findings raise "the possibility the [FCC] may impose regulations to require providers to upgrade and expand their networks faster."

As a condition of AT&T's merger with DIRECTV, the FCC mandated that AT&T offer an affordable access program for low-income consumers. That program, "Access from AT&T," launched in April 2016.

However, hundreds of thousands of AT&T customers may not qualify for "Access from AT&T" because service in their neighborhoods is so slow that they fall outside merger conditions. The National Digital Inclusion Alliance cites FCC data showing "a high concentration" of those households lie in low-income areas of Detroit, Cleveland and other cities.

Telecommunications advocate Harold Feld has written that unequal service quality in low-income areas is an example of "the return of redlining on a massive scale." "This is a civil rights issue," said Bill Callahan, director of non-profit organization Connect Your Community.

AT&T has stated it is "working to expand the eligibility process of Access from AT&T." However, the Company has not disclosed a plan.

Also, AT&T has not committed to make the federal Lifeline Broadband program available in all service areas; Lifeline Broadband authorizes a subsidy to help low-income households pay for cellular data and home Internet.

Peer company Comcast offers "Internet Essentials," which serves more than 750,000 low-income families.

As AT&T considers new acquisitions, the Company's reputation for delivering on commitments will be weighed by regulators and the public. Investors question AT&T's commitment to serving low-income communities and realizing the accompanying business opportunities.

Resolved: Shareholders ask the Board to review and publicly report on (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) AT&T's progress toward providing Internet service and products for low-income customers.

Supporting Statement: A report adequate for investors to assess AT&T's progress would consider: to what degree the Company has time-bound goals to enroll low-income broadband customers; participation in government subsidy programs aimed at potential customers; how many people currently participate in Access from AT&T and other low-income programs; and, how AT&T is reaching out to low-income communities where access is limited.

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 7, 2016

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of AT&T Inc (T) from William Creighton. Zevin Asset Management, LLC is the investment advisor to William Creighton and filed a shareholder resolution on digital equity on William Creighton's behalf.

This letter serves as confirmation that William Creighton is the beneficial owner of the above referenced stock.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 7, 2016

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 625 shares of common stock in **AT&T Inc. (T)** owned by William Creighton.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of AT&T and that such beneficial ownership has continuously existed for one or more years in accordance with Rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that William Creighton is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to William Creighton and is planning to file a shareholder resolution on William Creighton's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President Investments / Wealth Management

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